Steinhoff
International Holdings Ltd

Unaudited results

for the six months ended 31 December 2003

Our strength and strategies continue to deliver sustainable growth

Highlights

- Group revenues up by 22% in euros
- 30% growth in euro headline earnings
- Strong balance sheet
- Improved margins
- Strong operating cash flow

dlo 3/10



Abridged consolidated balance sheet

at 31 December 2003

	Unaudited 31/12/03 R'000	Unaudited 31/12/02 R'000	Audited 30/06/03 R'000
ASSETS			
Non-current assets			
Property, plant and equipment and intangible assets	**2 746 626**	2 830 639	2 529 182
Investments and loans	**1 309 539**	1 240 035	1 180 365
Deferred taxation	**35 099**	23 515	33 750
	4 091 264	4 094 189	3 743 297
Current assets			
Accounts receivable and short term loans	**3 347 655**	2 824 401	2 850 635
Inventories	**1 110 654**	1 124 779	893 754
Cash and cash equivalents	**2 788 090**	389 780	1 462 943
	7 246 399	4 338 960	5 207 332
Total assets	**11 337 663**	8 433 149	8 950 629
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' equity	**6 322 714**	4 693 236	4 942 186
Outside shareholders' interest	**14 131**	26 592	14 782
	6 336 845	4 719 828	4 956 968
Non-current liabilities			
Deferred taxation	**50 634**	12 576	44 360
Long-term liabilities	**2 569 156**	655 914	1 437 591
Long-term licence fee liability	**201 337**	216 381	209 188
	2 821 127	884 871	1 691 139
Current liabilities			
Net interest bearing debt	**409 798**	936 560	624 916
Accounts payable and provisions	**1 769 893**	1 891 890	1 677 606
	2 179 691	2 828 450	2 302 522
Total equity and liabilities	**11 337 663**	8 433 149	8 950 629
Net asset value per share (cents)	**560**	493	522
Gearing ratio (net) (%)	**6**	33	15
Closing conversion rate (rand: euro)	**8,3773**	9,0000	8,6100

Statement of changes in equity

for the six months ended 31 December 2003

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Balance at beginning of period	2 253 603	251 788	2 436 795	4 942 186
Earnings attributable to shareholders			499 677	499 677
Dividends paid			(34 025)	(34 025)
Issue of shares	980 820			980 820
Decrease in foreign currency translation reserve		(68 504)		(68 504)
Increase in investment reserve		2 560		2 560
Share of associate companies' retained earnings transferred to non-distributable reserves		35 531	(35 531)	
Balance at end of period	3 234 423	221 375	2 866 916	6 322 714

NOTES

1. Compliance with GAAP

   These interim results have been compiled in accordance with the South African Statements of Generally Accepted Accounting Practice.

2. Accounting policies

   The accounting policies used in the preparation of the interim financial statements are consistent with those adopted in the annual financial statements for the year ended 30 June 2003.

3. Material subsequent events

   No events of note have occurred subsequent to the half year-end.

for the six months ended 31 December 2003

Euro '000	**Earnings before exceptional items, goodwill, interest and taxation 31/12/2003**	Earnings before exceptional items, goodwill, interest and taxation 31/12/2002	% change
Manufacturing	**53 482**	36 497	47
Wholesale and distribution	**26 260**	18 174	44
Total	**79 742**	54 671	46

GEOGRAPHICAL ANALYSIS IN EURO

for the six months ended 31 December 2003

Euro '000	**Revenue 31/12/2003**	Revenue 31/12/2002	% change
Southern Africa	**180 664**	149 838	21
European Community	**313 086**	238 067	32
Eastern Europe	**134 180**	124 208	8
Australia and New Zealand	**28 636**	25 954	10
Total	**656 567**	538 067	22

for the six months ended 31 December 2003

Euro '000	**Earnings before exceptional items, goodwill, interest and taxation 31/12/2003**	Earnings before exceptional items, goodwill, interest and taxation 31/12/2002	% change
Southern Africa	**17 994**	13 389	34
European Community	**40 041**	25 171	59
Eastern Europe	**20 785**	15 526	34
Australia and New Zealand	**923**	585	58
Total	**79 742**	54 671	46

SEGMENTAL ANALYSIS IN RAND

for the six months ended 31 December 2003

Rand '000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
Manufacturing	**3 663 292**	**68**	**438 824**	**67**	**4 425 899**	**70**
Wholesale and distribution	**1 723 902**	**32**	**215 470**	**33**	**1 896 815**	**30**
Total	**5 387 194**	**100**	**654 294**	**100**	**6 322 714**	**100**

Earnings before exceptional items, goodwill, interest and taxation includes share of associate income of R54 091 000.

for the six months ended 31 December 2002

Rand '000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
Manufacturing	3 706 175	70	359 494	67	3 383 850	72
Wholesale and distribution	1 593 787	30	179 018	33	1 309 386	28
Total	5 299 962	100	538 512	100	4 693 236	100

Earnings before exceptional items, goodwill, interest and taxation includes share of associate income of R44 515 000.

CORPORATE GOVERNANCE

The group complies in all material respects with the JSE Securities Exchange Listing Requirements and the Code of Corporate Practices and Conduct published in the King Report on Corporate Governance.

TRIPLE BOTTOM LINE

The group's support of HIV/AIDS initiatives, sound labour relations, skills training and development and creating an environment where all of its employees, worldwide, can develop to their fullest potential, continues.

Compliance with environmental regulations remains a priority. The group's production facilities, processes and raw materials used are continuously evaluated to ensure sustainability and acceptable standards. Black Economic Empowerment of enterprises within our South African operations remains an integral part of the group's strategy.

CHANGES TO BOARD

Mr Rodney Howard Walker, the Chief Executive Officer of FGL in Australia, has been appointed to the company's board with effect from 1 March 2004.

DIVIDEND

Going forward the board will be reviewing its dividend policy. It intends to offer cash dividends covered not more than 5 times by its earnings per share, in lieu of capitalisation shares.

It is the group's stated policy to declare dividends once a year after its financial year-end at 30 June.

OUTLOOK

The European and Australian operations are continuing to grow through leveraging their core strengths and competencies. It is expected that the expanded Australian investment will further benefit from the critical mass achieved through combining the sourcing capabilities and expertise of Steinhoff Europe and the businesses of FGL. The expanded manufacturing base in Poland, Hungary and Ukraine, particularly with respect to the Mail Order market served from the Polish operations, bode well for increased exports into the European Union.

The additions of complementary products and brands to the group's offering (e.g. Puris Bad in Germany (bathroom furniture) and Sprung Slumber in the UK) are expected to increase the group's market coverage and synergies in terms of distribution, sourcing of raw materials and complementary customer bases.

The establishment of the new logistics centre in Leinefelde, Germany, has been completed and the enhanced centralised distribution and logistics efficiencies have already had a positive effect on European margins.

Steinhoff Africa will continue to grow its exports from Southern Africa, benefiting from economies of scale and better utilisation of production capacity and improved efficiencies, in a strengthening rand environment. The group will make further investments in raw material production facilities to ensure long-term sources of supply, particularly in sawmilling and timber resources.

Management expect to achieve growth in headline earnings from the continuing operations for the remainder of the current financial year.

On behalf of the board of directors

B E Steinhoff
Chairman

M J Jooste
Chief Executive Officer

1 March 2004

Bruno Steinhoff, Executive Chairman commented:

"We are particularly pleased with our growth achievements in Euro terms while maintaining our earnings per share in Rand terms."

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